RELIANCE Energy
Anil Dhirubhai Ambani Group

[redacted]

08000423

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 22, 2008

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : Allotment of 449 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Currency Convertible Bonds

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated January 22, 2008 allotting 449 Equity Shares of Rs. 10 each on conversion of 10 Zero Coupon Foreign Currency Convertible Bonds

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

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END